SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidated Financial Statements

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries

June 30, 2007 and 2006
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) as of June 30, 2007, the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month periods ended June 30, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
September 5, 2007

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006
Expressed in Millions of United States Dollars

	June 30,	December 31,
	2007	2006

	(unaudited)	(Note 1)

Assets

Current assets
Cash and cash equivalents	9,007	12,688
Marketable securities	270	346
Accounts receivable, net	6,328	6,311
Inventories (Note 5)	7,689	6,573
Deferred income taxes	651	653
Recoverable taxes	2,982	2,593
Advances to suppliers	1,116	948
Other current assets	1,137	843

	29,180	30,955

Property, plant and equipment, net	69,479	58,897

Investments in non-consolidated companies and other investments	3,614	3,262

Other assets
Accounts receivable, net	1,016	513
Advances to suppliers	934	852
Petroleum and Alcohol account - receivable
from Federal Government (Note 6)	412	368
Government securities	657	479
Marketable securities	165	94
Restricted deposits for legal proceedings and guarantees (Note 13)	879	816
Recoverable taxes	1,837	1,292
Deferred income taxes	74	61
Goodwill	251	243
Prepaid expenses	244	244
Inventories (Note 5)	221	210
Other assets	641	394

	7,331	5,566

Total assets	109,604	98,680

The accompanying notes are an integral part of these consolidated financial statements.

	June 30,	December 31,
	2007	2006

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	6,189	5,418
Short-term debt (Note 7)	1,088	1,293
Current portion of long-term debt (Note 7)	1,857	2,106
Current portion of project financings (Note 9)	2,046	2,182
Current portion of capital lease obligations (Note 10)	213	231
Accrued interest	297	247
Income taxes payable	369	235
Taxes payable, other than income taxes	3,638	3,122
Deferred income taxes	4	8
Payroll and related charges	1,591	1,192
Dividends and interest on capital payable	1,139	3,693
Contingencies (Note 13)	53	25
Advances from customers	445	880
Employees’ post-retirement benefits obligation - Pension (Note 11)	223	198
Other payables and accruals	1,184	956

	20,336	21,786

Long-term liabilities
Long-term debt (Note 7)	10,412	10,510
Project financings (Note 9)	3,731	4,192
Capital lease obligations (Note 10)	695	824
Employees’ post-retirement benefits obligation - Pension (Note 11)	5,436	4,645
Employees’ post-retirement benefits obligation - Health care (Note 11)	6,369	5,433
Deferred income taxes	3,109	2,916
Provision for abandonment	1,748	1,473
Contingencies (Note 13)	222	208
Other liabilities	620	428

	32,342	30,629

Minority interest	2,159	1,966

The accompanying notes are an integral part of these consolidated financial statements.

	June 30,	December 31,
	2007	2006

Shareholders’ equity (Note 12)	(unaudited)	(Note 1)
Shares authorized and issued
Preferred share - 2007 and 2006 - 1,850,364,698 shares	8,620	7,718
Common share - 2007 and 2006 - 2,536,673,672 shares	12,196	10,959
Capital reserve	668	174
Retained earnings
Appropriated	24,036	23,704
Unappropriated	12,930	10,541
Accumulated other comprehensive income
Cumulative translation adjustments	(917)	(6,202)
Post-retirement benefit reserves adjustments, net of tax (US$1,172 and US$1,058 for
June 30, 2007 and December 31, 2006, respectively) - pension cost (Note 11)	(2,276)	(2,052)
Post-retirement benefit reserves adjustments, net of tax (US$564 and US$508 for June
30, 2007 and December 31, 2006, respectively) - health care cost (Note 11)	(1,095)	(987)
Unrealized gains on available for sale securities, net of tax (US$311 and US$230 for
June 30, 2007 and December 31, 2006, respectively)	604	446
Unrecognized loss on cash flow hedge, net of tax	1	(2)

	54,767	44,299

Total liabilities and shareholders’ equity	109,604	98,680

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
June 30, 2007 and 2006
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month period
	ended June 30,

	2007	2006

Sales of products and services	50,213	43,775
Less:
Value-added and other taxes on sales and services	(9,382)	(8,540)
Contribution of intervention in the economic domain charge - CIDE	(1,867)	(1,714)

Net operating revenues	38,964	33,521

Cost of sales	21,453	17,244
Depreciation, depletion and amortization	2,539	1,633
Exploration, including exploratory dry holes	506	301
Selling, general and administrative expenses	2,706	2,292
Research and development expenses	398	339
Other operating expenses	1,312	272

Total costs and expenses	28,914	22,081

Equity in results of non-consolidated companies	75	57
Financial income (Note 8)	673	401
Financial expenses (Note 8)	(460)	(896)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 8)	(313)	159
Employee benefit expense for non-active participants	(467)	(508)
Other taxes	(309)	(287)
Other expenses, net	28	(32)

	(773)	(1,106)

Income before income taxes and minority interest	9,277	10,334

The accompanying notes are an integral part of these consolidated financial statements.

	Six-month period ended June 30,

	2007	2006

Income taxes expense (Note 4)
Current	(2,750)	(3,225)
Deferred	148	(265)

	(2,602)	(3,490)

Minority interest in results of consolidated subsidiaries	(182)	(330)

Net income for the period	6,493	6,514

Net income applicable to each class of shares
Common	3,754	3,767
Preferred	2,739	2,747

Net income for the period	6,493	6,514

Basic and diluted earnings per: (Note 12)
Common and Preferred share	1.48	1.49
Common and Preferred ADS	2.96	2.98 (*)

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,850,364,698	1,849,478,028

(*) Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007 (See Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
June 30, 2007 and 2006
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month period
	ended June 30,

	2007	2006

Cash flows from operating activities
Net income for the period	6,493	6,514
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,539	1,633
Dry hole costs	66	147
Loss on sale of property, plant and equipment	100	76
Deferred income taxes	(148)	265
Equity in results of non-consolidated companies	(75)	(57)
Minority interest in results of consolidated subsidiaries	182	330
Foreign exchange and monetary (gain)/loss	343	(294)
Financial expense/(income) on gas hedge operations	-	499
Other	49	2

Decrease (increase) in assets
Accounts receivable, net	(299)	1,485
Marketable securities	49	93
Inventories	(276)	(1,463)
Recoverable taxes	(590)	(365)
Advances to suppliers	366	(242)
Other	(58)	(183)

Increase (decrease) in liabilities
Trade accounts payable	489	496
Payroll and related charges	258	(70)
Taxes payable, other than income taxes	163	35
Income taxes payable	128	268
Employee’s post-retirement benefits, net of unrecognized obligation	579	608
Advances from customers	(3)	(250)
Other liabilities	323	(345)

Net cash provided by operating activities	10,678	9,182

The accompanying notes are an integral part of these consolidated financial statements.

	Six-month period
	ended June 30,

	2007	2006

Cash flows from investing activities
Additions to property, plant and equipment	(8,867)	(5,979)
Investment in Ipiranga Companies	(365)	-
Other	196	201

Net cash used in investing activities	(9,036)	(5,778)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(256)	91
Proceeds from issuance and draw-down on long-term debt	1,201	217
Principal payments of long-term debt	(1,998)	(651)
Proceeds from project financings	210	504
Payments of project financings	(1,311)	(452)
Payments of capital lease obligations	(146)	(152)
Dividends paid to shareholders	(3,846)	(3,078)
Dividends paid to minority interests	(74)	(32)

Net cash used in financing activities	(6,220)	(3,553)

Decrease in cash and cash equivalents	(4,578)	(149)
Effect of exchange rate changes on cash and cash equivalents	897	663
Cash and cash equivalents at beginning of period	12,688	9,871

Cash and cash equivalents at end of period	9,007	10,385

Supplemental cash flow information:
Cash paid during the period for:
Interest	672	609
Income taxes	2,489	2,665
Withholding income tax on financial investments	17	23

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
June 30, 2007 and 2006
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month period
	ended June 30,

	2007	2006

Preferred shares
Balance at January 1	7,718	4,772
Capital increase from undistributed earnings reserve	902	2,939

Balance at June 30	8,620	7,711

Common shares
Balance at January 1	10,959	6,929
Capital increase from undistributed earnings reserve	1,237	4,030

Balance at June 30	12,196	10,959

Capital reserve - fiscal incentive
Balance at January 1	174	159
Transfer from unappropriated retained earnings	494	13

Balance at June 30	668	172

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1	(6,202)	(9,432)
Change in the period	5,285	2,658

Balance at June 30	(917)	(6,774)

Post-retirements benefit reserves adjustments, net of tax - pension cost
Balance at January 1	(2,052)	(1,930)
Change in the period	(224)	(159)

Balance at June 30	(2,276)	(2,089)

The accompanying notes are an integral part of these consolidated financial statements.

	Six-month period
	ended June 30,

	2007	2006

Post-retirements benefit reserves adjustments, net of tax - health care cost
Balance at January 1,	(987)	-
Change in the period	(108)	-

Balance at June 30	(1,095)	-

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	446	356
Unrealized gains	239	(76)
Tax effect on above	(81)	25

Balance at June 30	604	305

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(2)	-
Change in the period	3	-

Balance at June 30	1	-

Appropriated retained earnings
Legal reserve
Balance at January 1	3,045	2,225
Transfer from unappropriated retained earnings, net of gain or loss on
translation	335	181

Balance at June 30	3,380	2,406

The accompanying notes are an integral part of these consolidated financial statements.

	Six-month period
	ended June 30,

	2007	2006

Undistributed earnings reserve
Balance at January 1	20,074	17,439
Capital increase	(1,647)	(6,969)
Transfer from unappropriated retained earnings, net of gain or loss on translation	2,103	1,454

Balance at June 30	20,530	11,924

Statutory reserve
Balance at January 1	585	431
Capital increase	(492)	-
Transfer from unappropriated retained earnings, net of gain or loss on translation	33	35

Balance at June 30	126	466

Total appropriated retained earnings	24,036	14,796

Unappropriated retained earnings
Balance at January 1	10,541	11,968
Net income for the period	6,493	6,514
Interest on shareholders’ equity	(1,139)	-
Appropriation (to) fiscal incentive reserves	(494)	(13)
Appropriation (to) reserves	(2,471)	(1,670)

Balance at June 30	12,930	16,799

Total shareholders' equity	54,767	41,879

Comprehensive income is comprised as follows:
Net income for the period	6,493	6,514
Cumulative translation adjustments	5,285	2,658
Post-retirement benefit reserves adjustments, net of tax - pension cost	(224)	(159)
Post-retirement benefit reserves adjustments, net of tax - health care cost	(108)	-
Unrealized gain on available-for-sale securities	158	(51)

Total comprehensive income	11,604	8,962

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and the notes thereto.

The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2007.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109 (FIN 48)

In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007. (see Note 4).

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

The call option component of the Company’s zero cost foreign exchange collars at June 30, 2007 had a fair value of US$25 (US$21 at December 31, 2006) and the put option components a fair value of zero at June 30, 2007 and at December 31, 2006.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

At June 30, 2007, the subsidiary Petrobras Energia Participaciones S.A. - PEPSA had forward sales of US dollars in exchange for Argentine pesos. During the six-month periods ended June 30, 2007 and 2006, PEPSA recognized profits for such contracts of zero and US$1, respectively. As of June 30, 2007 and December 31, 2006 the face value of effective contracts amounted to US$10 and US$18, respectively, at the average exchange rate of 3.25 and 3.26 Argentine pesos per US dollar, respectively. Other than the above-mentioned operations, as of June 30, 2007, PEPSA did not have any other positions in derivatives instruments.

b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

The Company's exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the six-month periods ended June 30, 2007 and 2006, the Company entered into commodity derivative transactions for 46.1% and 21.6%, respectively, of its total import and export trade volumes.

The open positions in the futures market, compared to spot market value, resulted in recognized losses of US$12 and of US$10 during the six-month periods ended June 30, 2007 and 2006, respectively.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company will consider assessing the use of various types of derivatives to reduce its exposure to interest rate fluctuations and may use such financial instruments in the future.

d) Cash flow hedge

In September, 2006, PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. Under U.S. GAAP, foreign currency cash flow hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, this cross currency swaps is qualified for hedge accounting designation take into account that PifCo’s functional currency is the US dollar, and the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

The hedged item is ¥ 35 billion bond, ten-year maturity, carrying a semi-annual coupon of 2.15% p.a. The hedge instrument is a cross currency swap, ten year maturity, under which US dollars is paid and Japanese Yen is received mirroring the Yen bond conditions. The effectiveness test was made at the inception at the hedge based on the hypothetical derivative method. The effectiveness test will be made on an ongoing basis on a quarterly basis.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Cash flow hedge (Continued)

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at June 30, 2007 had a fair value of (US$15) due to the devaluation of the Japanese Yen when compared to US dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses.

e) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC provided for a price collar for the period from 2005 to 2019, with the Company receiving cash payments when the calculated price is above the established ceiling, and the Company making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

Due to the new Hydrocarbons Law of Bolivia (see Note 15), the other party to the PVRC contested the contract, alleging among others, “force majeure” and excessive onus. Consequently, the Company adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of US$328 during the first quarter of 2006 as a result of the tax increases in Bolivia.

On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006 the Company received US$41, wrote-off accounts receivable related to the PVRC amounting to US$77, and wrote-off the remaining fair value asset of US$94 as a consequence of the cancellation of contract.

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the six-month periods ended June 30, 2007 and 2006.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on Petrobras’ consolidated financial statements.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions. Audits in major jurisdictions are generally complete through 2001. The Company classifies interest on income tax related balances as interest expense or interest income and classifies tax related penalties as operating expenses. At January 1, 2007, the Company had no material accrued interest and penalties payable.

4. Income Taxes (Continued)

The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Six-month period
	ended June, 30

	2007	2006

Income before income taxes and minority interest
Brazil	8,616	9,878
International	661	456

	9,277	10,334

Tax expense at statutory rates - (34%)	(3,154)	(3,514)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(144)	(96)
Tax benefit on interest on shareholders’ equity (see Note 12)	365	-
Tax incentive (1)	494	-
Other	(163)	120

Income tax expense per consolidated statement of income	(2,602)	(3,490)

(1) It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to June 30, 2007 this incentive amounted to U.S.$494 and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax expense (benefit) recorded in these consolidated financial statements:

	Six-month period
	ended June, 30

	2007	2006

Income tax expense per consolidated statement of income:
Brazil
Current	(2,647)	(3,091)
Deferred	179	(262)

	(2,468)	(3,353)

International
Current	(103)	(134)
Deferred	(31)	(3)

	(134)	(137)

	(2,602)	(3,490)

5. Inventories

	June 30,	December 31,
	2007	2006

Products
Oil products	2,392	2,220
Fuel alcohol	186	160

	2,578	2,380
Raw materials, mainly crude oil	3,609	2,989
Materials and supplies	1,539	1,274
Other	184	140

	7,910	6,783

Current inventories	7,689	6,573

Long-term inventories	221	210

6. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the six-month period ended June 30, 2007:

Six-month
period ended
June 30, 2007

Opening balance	368
Financial income	4
Translation gain	40

Ending balance	412

Petrobras after having provided all needed information required by National Treasury Secretariat - STN is in articulation with this Secretariat aiming to solve the remaining outstanding differences existing between the parts, in order to conclude the settlement process as established by Provisional Measure No. 2,181, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

7. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	June 30,	December 31,
	2007	2006

Imports - oil and equipment	52	148
Working capital	1,036	1,145

	1,088	1,293

7. Financings (Continued)

The weighted average annual interest rates on outstanding short-term borrowings were 4.66% and 4.68% at June 30, 2007 and December 31, 2006, respectively.

b) Long-term debt

• Composition

	June 30,	December 31,
	2007	2006

Foreign currency
Notes	3,303	4,217
Financial institutions	3,836	3,550
Sale of future receivables	647	680
Suppliers’ credits	1,532	1,215
Senior exchangeable notes	330	330
Assets related to export program be offset against
sales of future receivables	(150)	(150)
Repurchased securities (1)	-	(19)

	9,498	9,823

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	636	865
Debentures:
BNDES (state-owned company)	699	626
Other banks	1,231	1,093
Other	205	209

	2,771	2,793

Total	12,269	12,616
Current portion of long-term debt	(1,857)	(2,106)

	10,412	10,510

(1) At June 30, 2007 and December 31, 2006, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$909 and US$982, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of zero (US$19 for December 31, 2006), and project financings, of US$909 (US$963 for December 31, 2006) (see also Note 9). Gains and losses on the extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than face amount are recorded as premium or discounts and are amortized over the life of the notes. Petrobras did not recognize losses on extinguishment of debt during the six month periods ended June 30, 2006 and 2007. In connection with the Exchange Offer PifCo paid US$56 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortized in accordance with the effective interest method. As of June 30, 2007 and December 31, 2006, the Company had an outstanding balance of net premiums on reissuance that amounted to US$33 and US$45, respectively.

7. Financings (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	June 30,	December 31,
	2007	2006

Currency
United States dollars	8,648	8,928
Japanese Yen	575	626
Euro	265	269
Other	10	-

	9,498	9,823

• Maturities of the principal of long-term debt

The long-term portion at June 30, 2007 becomes due in the following years:

2008	666
2009	947
2010	1,812
2011	926
2012	1,483
2013 and thereafter	4,578

10,412

7. Financings (Continued)

b) Long-term debt (Continued)

Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	June 30,	December 31
	2007	2006

Foreign currency
6% or less	2,523	2,373
Over 6% to 8%	4,502	3,805
Over 8% to 10%	2,308	3,321
Over 10% to 15%	165	324

	9,498	9,823

Local currency
6% or less	478	470
Over 6% to 8%	-	167
Over 8% to 10%	912	858
Over 10% to 15%	1,381	1,298

	2,771	2,793

	12,269	12,616

Global Notes - PifCo

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500 issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$56 as a result of the offering to exchange the securities. The transaction has been treated as an exchange for financial reporting purposes and accordingly, the US$56 will be amortized to interest expense over the life term of the notes in accordance with the effective interest method.

7. Financings (Continued)

b) Long-term debt (Continued).

Notes - Pesa

On May 07, 2007, Petrobras Energia S.A. (Pesa), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean market and in the International market.

8. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the six-month periods ended June 30, 2007 and 2006 are shown as follows:

	Six-month period ended June 30,

	2007	2006

Financial expenses
Loans and financings	(523)	(544)
Capitalized interest	590	460
Project financings	(268)	(213)
Leasing	(44)	(56)
Losses on derivatives instruments	(76)	(499)
Other	(139)	(44)

	(460)	(896)

Financial income
Investments	322	102
Clients	71	114
Government securities	23	54
Advances to suppliers	13	14
Other	244	117

	673	401

Monetary and exchange variation on monetary assets and liabilities, net	(313)	159

	(100)	(336)

9. Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project financings projects are consolidated based on FIN 46(R), and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at June 30, 2007 and December 31, 2006:

	June 30,	December 31,
	2007	2006

Barracuda/Caratinga	1,233	1,405
Charter Development - CDC (1)	976	876
PDET Offshore S.A.	931	662
Companhia Locadora de Equipamentos Petrolíferos - CLEP	909	963
Cabiúnas	725	683
Transportadora Gasene	720	617
Codajás (2)	597	411
Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI	291	175
Nova Marlim	149	142
Nova Transportadora do Sudeste - NTS (3)	-	543
Nova Transportadora do Nordeste - NTN (3)	-	449
Espadarte/Voador/Marimbá (EVM) (4)	-	282
Other	155	129
Repurchased securities (5)	(909)	(963)

	5,777	6,374

Current portion of project financings	(2,046)	(2,182)

	3,731	4,192

(1) Charter Development - CDC is responsible for Marlim Leste (P-53 project).
(2) Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(3) Nova Transportadora do Sudeste - NTS and Nova Transportadora do Nordeste - NTN take part in the consortium responsible for Malhas Project. PifCo, a wholly-owned subsidiary, prepaid the obligation related to these projects.
(4) EVM Project was concluded during 2007 and the obligation was settled.
(5) At June 30, 2007 and December 31, 2006, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. (see also Note 7).

9. Project Financings (Continued)

The Company has received certain advances amounting to US$322 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset. At June 30, 2007, the long-term portion of project financings becomes due in the following years:

2008	456
2009	1,706
2010	515
2011	169
2012	128
2013 and thereafter	757

3,731

Exercise of option to purchase shares of EVM Leasing Co.

On June 18, 2007, Braspetro Oil Company (BOC), a wholly owned subsidiary of Petrobras, exercised its option to purchase all the shares of EVM Leasing Co., for US$ 123, the owner of the assets, financed by the investors and financiers of the EVM project financing, in light of the conclusion of the financing structure and other contractual obligations of the project settled by Petrobras.

As the Company’s previous variable interest in EVM Leasing Company was being accounted for in accordance with FIN 46(R), the 2007 share acquisition had no material impact on Petrobras’ consolidated accounting records.

10. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At June 30, 2007, assets under capital leases had a net book value of US$1,316 (US$1,338 at December 31, 2006).

10. Capital Lease Obligations (Continued)

The following is a schedule by year of the future minimum lease payments at June 30, 2007:

2007	153
2008	303
2009	272
2010	218
2011	103
2012	45
2013 and thereafter	31

Estimated future lease payments	1,125

Less amount representing interest at 6.2% to 12.0% annual	(217)

Present value of minimum lease payments	908
Less current portion of capital lease obligations	(213)

Long-term portion of capital lease obligations	695

11. Employees’ Post-retirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2006, the Company made contributions of US$362 to pension and health care plans.

The balances related to Employees’ Post-retirement Benefits are represented as follows:

	As of

	June 30, 2007		December 31, 2006

	Pension benefits	Health care benefits	Pension benefits	Health care benefits

Current liabilities	223	-	198	-
Long-term liabilities	5,436	6,369	4,645	5,433

Employees’ post-retirement benefits obligations	5,659	6,369	4,843	5,433

Accumulated other comprehensive income	3,448	1,659	3,110	1,495
Tax effect	(1,172)	(564)	(1,058)	(508)

Net balance recorded in shareholders’ equity	2,276	1,095	2,052	987

Net periodic benefit cost includes the following components:

	As of June 30,

	2007		2006

	Pension benefits	Health care benefits	Pension benefits	Health care benefits

Service cost - benefits earned during the period	103	49	87	40
Interest on projected benefit obligation	948	300	850	296
Expected return on plan assets	(697)	-	(565)	-
Amortization of net (gain)/ loss	85	39	157	68
Amortization of prior service cost	-	35	-	-

	439	423	529	404

Employees’ contributions	(78)	-	(66)	-

Net periodic benefit cost	361	423	463	404

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

The Petros Plan is closed to new employees of the Petrobras system joining from September 2002 and the Company contracted a group life insurance policy to cover employees commencing employment with the Company subsequent to closure of the of the Petros Plan; this policy will remain in effect until August 29, 2007 when Petros Plan 2 will be fully implemented.

The Company has been evaluating alternatives to a new model of its supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual Petros Plan and to implement a new plan, denominated Petros Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the Petros Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.

The target for the minimum accession number to the renegotiation was set at 2/3 (two-thirds) of the members and the final deadline for them to make their choice was February 28, 2007. The target was met and the proposal submitted by the Company became effective, which changed two conditions of the plan: i) salary increases of active employees will no longer be passed to retired employees, who will be entitled to inflation indexation (IPCA); and ii) eventual decreases in pensions provided by the governmental plan will no longer be absorbed by Petros.

In return for accepting the renegotiation, the participants, retired members and pensioners received the financial incentive of US$512 that was recorded as component of “Other operating expenses”.

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

There are two judicial proceedings taken by some participants against Petros, which are: i) the lowering of age for employees who joined Petrobras in 1978/1979 and; ii) same coverage of governmental pension for widows. Petrobras is waiting for the final settlement of those proceedings to determine whether the requests taken to court should be included the actuarial premises calculation and alternatives to fund the pension plan in case of loss.

On August 17, 2007, the Company’s Executive Board approved changes in Petros Plan regulations in relation to the agreement presented on April 19, 2006, which will not materially affect the projected benefit obligation. Also, the Executive Board approved changes in the Plan regulations to include the assumptions related to the two judicial proceedings mentioned above, that will increase “Employees’ post-retirement benefit obligations - Pension” in the amount of US$272 and “Accumulated other comprehensive income, Post-retirement benefit reserves adjustments, net of tax - pension cost”, in the amount of US$180. In order to this change and obligation become effective those judicial proceedings must be dismissed.

The Executive Board further approved the bases for an agreement to be signed by Petrobras and Petros, in which will cover the pension obligation in the amount of US$2,474 that will be paid on installments over the next 20 years and also providing guarantees to such amount, which is already accrued for June 30, 2007.

New benefit plan (Petros Plan 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2, which as from July 01, 2007; the Company initiated the campaign to include those employees currently with no plan.

This Plan was formulated according to the Variable Contribution - VC, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

New benefit plan (Petros Plan 2) (Continued)

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007.

The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor. The maximum estimated value of this actuarial commitment as of June 30, 2007 if the new plan is accepted by all new employees was US$176. The impact of joining the new plan and its related benefit costs will be accounted for according to the standards established in SFAS 87, 132 and 158 and will only be computed and recognized in the accounts when the plan will have been implemented.

12. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at June 30, 2007 and at December 31, 2006 consisted of 2,536,673,672 common shares and 1,850,364,698 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The relation between the American Depository Shares (ADS) and shares of each class has been four shares for one ADS since September 1, 2005.

12. Shareholders’ Equity (Continued)

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares (ADS’s) from the existing 4 (four) shares for each ADS to 2 (two) shares for each ADS. The purpose of this change in the ratio between the shares and ADS’s is to facilitate the purchase of ADS’s on the New York Stock Exchange - NYSE by small investors, consequently broadening the Company’s shareholder base. This decision also reflects Petrobras’ confidence in its future results. This change came into effect on July 2, 2007. All per ADS information in the accompanying financial statements and notes has been adjusted to reflect the result of the change in the ratio of underlying shares issued in the Company’s name and the ADS’s.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372), and of statutory reserve, in the amount of US$492 (R$1,008), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76.

Pursuant to article 29, section II of the Company Bylaws, on December 15, 2006, the Board of Directors authorized the buyback of part of the preferred shares in circulation for future cancellation, using funds from the profit reserves subject to the following terms:

a) Objective: reduce the excess cash and enhance the capital structure, helping to reduce the cost of Petrobras’ capital.

b) Amount: up to 91,500,000 preferred shares, corresponding to 4.9% of the total of this class of share in circulation, which is 1,850,364,698 shares;

12. Shareholders’ Equity (Continued)

c) Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term;

d) Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.

On July 25, 2007, the Board of Directors approved the distribution of remuneration to the shareholders in the form of interest on shareholder’s equity, in accordance with Article 9 of Law 9,249/95 and Decrees n° 2,673/98 and 3,381/00, in the amount of US$1,139, corresponding to a gross value of US$0.26 per common and preferred shares. This amount has already been accrued in the Consolidated Financial Statements as of June 30, 2007, which represents less than the minimum obligation related to the dividend required by the Company’s by-laws. The provisioning of interest on shareholders' equity generated income tax and social contribution credits of US$ 365.

The interest on shareholder’s equity will be made available to the shareholders by January 31, 2008, based on the share position as of August 17, 2007, corresponding to US$0.26 per common and preferred share, and will be deducted from the dividends to be distributed at the end of the financial year of 2007, restated according to variations in the Selic interest rate, if paid prior to December 31, 2007, from the actual date of payment to the end of that financial year. If paid out in 2008, the amount to be paid will be restated monthly according to variations in the Selic interest rate, from December 31, 2007 up to the date on which payment commences.

This interest on share capital is subject to 15% (fifteen percent) income tax, except for those shareholders who can claim immunity or exemption.

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amounting to US$3,693 corresponding to US$0.84 per common and preferred share, including interest on shareholders’ equity, for which US$2,052 were made available to the shareholders on January 04, 2007, corresponding to US$0.47 per share, based on the share position as of October 31, 2006, US$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to US$0.21 per share and the remaining balance of US$718, corresponding to US$0.16 per share, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

12. Shareholders’ Equity (Continued)

These dividends were restated according to the Selic interest rate from December 31, 2006 to May 17, 2007, the date payment of each portion commenced.

Basic and diluted earnings per share amounts have been calculated as follows:

	Six-month period ended June 30,

	2007	2006

Net income for the period	6,493	6,514

Less priority preferred share dividends	(878)	(545)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(1,203)	(747)

Remaining net income to be equally allocated to common and preferred
shares	4,412	5,222

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,850,394,698	1,849,478,028

Basic and diluted earnings per:
Common and preferred share	1.48	1.49
Common and preferred ADS	2.96	2.98 (*)

*Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007.

13. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

13. Commitments and Contingencies (Continued)

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At June 30, 2007 and December 31, 2006, the respective amounts accrued by type of claims are as follows:

	June 30,	December 31,
	2007	2006

Labor claims	43	38
Tax claims	84	47
Civil claims	111	97
Commercials claims and other contingencies	37	51

Total	275	233

Current contingencies	(53)	(25)

Long-term contingencies	222	208

As of June 30, 2007 and December 31, 2006, in accordance with Brazilian law, the Company had paid US$879 and US$816, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

13. Commitments and Contingencies (Continued)

b) Environmental matters

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

14. Segment Information

The following presents the Company’s assets by segment:

	As of June 30, 2007

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	4,346	11,019	1,951	2,429	2,592	11,789	(4,946)	29,180

Cash and cash equivalents	-	-	-	-	-	9,007	-	9,007
Other current assets	4,346	11,019	1,951	2,429	2,592	2,782	(4,946)	20,173

Investments in non-consolidated companies
and other investments	43	1,306	445	1,602	21	197	-	3,614

Property, plant and equipment, net	39,469	11,648	8,577	6,759	1,659	1,371	(4)	69,479

Non current assets	1,423	473	1,175	609	464	3,705	(518)	7,331

Petroleum and Alcohol account	-	-	-	-	-	412	-	412
Government securities	-	-	-	-	-	657	-	657
Other assets	1,423	473	1,175	609	464	2,636	(518)	6,262

Total assets	45,281	24,446	12,148	11,399	4,736	17,062	(5,468)	109,604

14. Segment Information (Continued)

	As of June 30, 2007

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,742	1,042	1,065	152	707	(2,279)	2,429

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,742	1042	1,065	152	707	(2,279)	2,429
Investments in non-consolidated companies
and other investments	939	360	258	20	25	-	1,602

Property, plant and equipment, net	5,459	837	206	163	119	(25)	6,759

Non current assets	594	47	58	13	367	(470)	609

Other assets	594	47	58	13	367	(470)	609

Total assets	8,734	2,286	1,587	348	1,218	(2,774)	11,399

14. Segment Information (Continued)

	As of December 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated companies
and other investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment, net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

14. Segment Information (Continued)

	As of December 31, 2006

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,486	1,019	954	134	219	(1,441)	2,371

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,486	1,019	954	134	219	(1,441)	2,371
Investments in non-consolidated companies
and other investments	990	360	280	66	25	-	1,721

Property, plant and equipment, net	4,436	834	216	162	94	(20)	5,722

Non current assets	546	36	49	13	669	(853)	460

Other assets	546	36	49	13	669	(853)	460

Total assets	7,458	2,249	1,499	375	1,007	(2,314)	10,274

14. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Six-month period ended June 30, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,222	22,616	1,502	3,529	10,095	-	-	38,964
Inter-segment net operating revenues	16,377	8,278	516	555	235	-	(25,961)	-

Net operating revenues	17,599	30,894	2,018	4,084	10,330	-	(25,961)	38,964

Cost of sales	(6,645)	(26,198)	(1,816)	(3,015)	(9,350)	-	25,571	(21,453)
Depreciation, depletion and amortization	(1,543)	(485)	(104)	(254)	(73)	(80)	-	(2,539)
Exploration, including exploratory dry holes	(206)	-	-	(300)	-	-	-	(506)
Selling, general and administrative expenses	(170)	(855)	(201)	(335)	(501)	(681)	37	(2,706)
Research and development expenses	(198)	(73)	(41)	(1)	(3)	(82)	-	(398)
Other operating expenses	(193)	(204)	(136)	(46)	(50)	(683)	-	(1,312)

Costs and expenses	(8,955)	(27,815)	(2,298)	(3,951)	(9,977)	(1,526)	25,608	(28,914)

Equity in results of non-consolidated companies	-	5	33	68	-	(31)	-	75
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Employee benefit expense	-	-	-	-	-	(467)	-	(467)
Other taxes	(15)	(35)	(21)	(32)	(44)	(162)	-	(309)
Other expenses, net	(6)	(2)	(9)	50	(2)	(3)	-	28

Income (loss) before income taxes and
minority interest	8,623	3,047	(277)	219	307	(2,289)	(353)	9,277

Income tax benefits (expense)	(2,931)	(1,034)	105	(134)	(104)	1,376	120	(2,602)

Minority interest in results of consolidated
subsidiaries	(3)	(12)	(42)	(106)	-	(19)	-	(182)

Net income (loss) for the period	5,689	2,001	(214)	(21)	203	(932)	(233)	6,493

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

14. Segment Information (Continued)

	Six-month period ended June 30, 2007

				International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	363	1,939	300	907	13	7	3,529
Inter-segment net operating revenues	870	720	28	5	-	(1,068)	555

Net operating revenues	1,233	2,659	328	912	13	(1,061)	4,084
Cost of sales	(480)	(2,454)	(275)	(860)	(13)	1,067	(3,015)
Depreciation, depletion and amortization	(199)	(31)	(8)	(10)	(6)	-	(254)
Exploration, including exploratory dry holes	(300)	-	-	-	-	-	(300)
Selling, general and administrative expenses	(95)	(64)	(9)	(59)	(108)	-	(335)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(51)	2	7	5	(9)	-	(46)

Costs and expenses	(1,125)	(2,547)	(285)	(924)	(137)	1,067	(3,951)
Equity in results of non-consolidated companies	1	30	13	-	24	-	68
Other taxes	(4)	(1)	-	(2)	(25)	-	(32)
Other expenses, net	(2)	23	11	-	18	-	50

Income (loss) before income taxes and
minority interest	103	164	67	(14)	(107)	6	219
Income tax benefits (expense)	(81)	(25)	-	(3)	(25)	-	(134)
Minority interest in results of consolidated subsidiaries	(39)	(58)	(8)	7	(8)	-	(106)

Net income (loss) for the period	(17)	81	59	(10)	(140)	6	(21)

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

14. Segment Information (Continued)

	Six-month period ended June 30, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,061	20,556	1,369	1,919	8,616	-	-	33,521
Inter-segment net operating revenues	16,394	7,011	610	552	137	-	(24,704)	-

Net operating revenues	17,455	27,567	1,979	2,471	8,753	-	(24,704)	33,521

Cost of sales	(6,112)	(24,045)	(1,694)	(1,419)	(7,921)	-	23,947	(17,244)
Depreciation, depletion and amortization	(959)	(303)	(78)	(210)	(66)	(17)	-	(1,633)
Exploration, including exploratory dry holes	(162)	-	-	(139)	-	-	-	(301)
Selling, general and administrative expenses	(204)	(634)	(175)	(231)	(516)	(552)	20	(2,292)
Research and development expenses	(165)	(62)	(30)	(1)	(2)	(79)	-	(339)
Other operating expenses	61	20	(60)	(5)	13	(271)	(30)	(272)

Costs and expenses	(7,541)	(25,024)	(2,037)	(2,005)	(8,492)	(919)	23,937	(22,081)

Equity in results of non-consolidated companies	-	5	28	23	-	1	-	57
Financial income (expenses), net	-	-	-	-	-	(336)	-	(336)
Employee benefit expense	-	-	-	-	-	(508)	-	(508)
Other taxes	(15)	(48)	(21)	(31)	(38)	(134)	-	(287)
Other expenses, net	(54)	(7)	(5)	(1)	-	35	-	(32)

Income (loss) before income taxes and
minority interest	9,845	2,493	(56)	457	223	(1,861)	(767)	10,334

Income tax benefits (expense)	(3,347)	(846)	28	(137)	(76)	627	261	(3,490)

Minority interest in results of consolidated subsidiaries	(110)	(12)	(108)	(110)	-	10	-	(330)

Net income (loss) for the period	6,388	1,635	(136)	210	147	(1,224)	(506)	6,514

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

14. Segment Information (Continued)

	Six-month period ended June 30, 2006

				International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	384	541	328	656	10	-	1,919
Inter-segment net operating revenues	860	759	21	2	-	(1,090)	552

Net operating revenues	1,244	1,300	349	658	10	(1,090)	2,471
Cost of sales	(417)	(1,161)	(262)	(671)	(11)	1,103	(1,419)
Depreciation, depletion and amortization	(159)	(32)	(6)	(7)	(6)	-	(210)
Exploration, including exploratory dry holes	(139)	-	-	-	-	-	(139)
Selling, general and administrative expenses	(71)	(33)	(6)	(40)	(81)	-	(231)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	16	-	10	3	(34)	-	(5)

Costs and expenses	(770)	(1,226)	(264)	(715)	(133)	1,103	(2,005)
Equity in results of non-consolidated companies	15	8	(2)	-	2	-	23
Other taxes	(6)	(2)	-	(1)	(22)	-	(31)
Other expenses, net	(1)	-	-	-	-	-	(1)

Income (loss) before income taxes and
minority interest	482	80	83	(58)	(143)	13	457
Income tax benefits (expense)	(130)	(20)	(24)	16	25	(4)	(137)
Minority interest in results of consolidated subsidiaries	(87)	(19)	(12)	15	(16)	9	(110)

Net income (loss) for the period	265	41	47	(27)	(134)	18	210

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

14. Segment Information (Continued)

Capital expenditures incurred by segment for the six-month periods ended June 30, 2007 and 2006 are as follows:

	Six-month period ended June 30,

	2007	2006

Exploration and Production	4,676	3,476
Supply	1,184	904
Gas and Energy	678	472
International
Exploration and Production	1,709	602
Supply	94	50
Distribution	13	6
Gas and Energy	3	-
Distribution	187	127
Corporate	323	342

	8,867	5,979

15. New Hydrocarbons Law of Bolivia

The new Bolivian Hydrocarbons Law 3,058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1,689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On June 30, 2006 the contracts term expired through which the major distribution companies distributed hydrocarbons in Bolivia. Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) took over national distribution as from that date. The company Petrobras Bolívia Distribución, which allowed the ownership of a major part of this business, is still operating in the sector through the service stations it owns.

15. New Hydrocarbons Law of Bolivia (Continued)

As of May 1, 2006, Supreme Decree 28,701 was enacted in Bolivia, through which, the natural hydrocarbon resources were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to YPFB.

Furthermore, according to this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. - PBR, in which Petrobras has an indirect interest of 100% (Petrobras International Braspetro B.V. - 51% and Petrobras Energia S.A. - 49%).

On October 28, 2006 Petrobras and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Honda and Ingre blocks, that are operated by Petrobras. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company to the titleholder (Petrobras), and paying remuneration calculated in accordance with the variable participation table, specified in the contracts. In a document attached to contracts entitled “Investments made”, Petrobras and its partners state the investment amounts net of amortization, which was reviewed by auditors contracted by the Hydrocarbons Ministry. Those operating agreements were registered and came into effect on May 02, 2007, which generated no effect on Petrobras financial statements.

As a result of Supreme Decree 29,122, issued on May 6, 2007, which established that YPFB would be the sole exporter of reconstituted petroleum and white gas, the main products commercialized by PBR, on May 7, 2007, Petrobras presented an offer to sell all the shares of PBR to YPFB, which was accepted by the Bolivian Government on May 12, 2007, by means of Supreme Decree 29.128. On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$ 112 in 2 installments, which were settled on June 11, 2007 and August 13, 2007.

The capital gains made by Petrobras in the sale of the shares of PBR is recorded in “Other expenses, net” in the amount of US$35.

15. New Hydrocarbons Law of Bolivia (Continued)

In addition, the contract stipulates that the net income calculated by PBR for the period from April 1, 2007 to June 25, 2007 is to be paid to the seller by May 31, 2008, a provision having been recorded in the approximate amount of US$21.

16. Review of Operating Agreements in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, Pesa executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$ 88.5.

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which will each operate in the abovementioned areas, respectively.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, Pesa no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. From this date onwards and until the mixed companies became operational, the activities were directed by a transitory executive committee mainly comprised of PDVSA’s representatives.

16. Review of Operating Agreements in Venezuela (Continued)

The operating results of the mixed companies for the first half of 2007 were considered based on best accounting information available provided by the new companies. The materialization of certain estimates depends upon future facts, some of which are beyond the Company’s direct control.

17. Ipiranga Acquisition

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro SA - Petrobras (through a commission agreement) as intervening parties, acquired for the amount of US$2,694 (R$5,486 million) 61.6% of the common shares and 13.8% of the preferred shares in Refinaria de Petróleo Ipiranga SA (“RPI”), 65.5% of the common shares and 12.6% of the preferred shares in Distribuidora de Produtos de Petróleo Ipiranga SA (“DPPI”), and 3.6% of the common shares and 0.4% of the preferred shares in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) held by the controlling shareholders of the Ipiranga Group.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar will have the control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras will have the control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem will have the control over the petrochemical assets of Ipiranga Química SA, Ipiranga Petroquímica SA (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul). The oil refinery assets held by RPI will be equally shared by Petrobras, Ultrapar and Braskem.

On April 18, 2007, Ultrapar, Petrobras and Braskem paid, as established in the purchase and sale agreement signed on March 18, 2007, US$1,017 relative to the controlling shareholders portion of the Ipiranga Group, US$365 of which was paid by Petrobras.

The US$365 was advanced by Petrobras to the Comissioner who will be responsible for the corporate reorganization of the acquired entity which will be subsequently exchanged for the advancement based upon the agreement. The transaction is expected to be completed by the end of 2007.

17. Ipiranga Acquisition (Continued)

The transaction was submitted to the approval of Brazilian antitrust authorities (the Council for Economic Defense (CADE), the Office of Economic Law (SDE), the Economic Monitoring Agency (SEAE), as required by applicable laws and regulations.

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to segregate the assets set aside for each company. This reorganization consists of the following stages:

a) A Mandatory Tender Offer (Tag-Along) to purchase the common shares in RPI, DPPI and CBPI (filed with the CVM on May 2, 2007);

b) The take over by Ultrapar of the shares of RPI, DPPI and CBPI;

c) The assets will be segregated as follows: (i) the capital of RPI and CBPI will be reduced to transfer the petrochemical assets directly to Ultrapar, which will be later delivered to Braskem and Petrobras under the terms of the commission agreement, and (ii) CBPI will be split to transfer the Northern Distribution Assets to a company controlled by Petrobras.

This operation is currently at the stage to launch a Public Offering (PO) of the common shares issued by RPI, DPPI and CBPI. The request for registration was filed with the CVM on May 02, 2007 and is being examined by this authority.

With regard to the petrochemical businesses, on April 18, 2007, Petrobras and Braskem filed a request with the CVM to register a PO to close the capital of Copesul, which is also still in analysis. As regards IPQ, the same companies filed for a Tag-Along PO, on May 18, 2007, allowing private parties to purchase shares held by the minority shareholders as at June 28, 2007, with the financial settlement and transfer of the shares by the shareholders. The value of the transaction was estimated in US$60 (R$118,000 thousand) and the vehicle utilized for the purchase was a special purpose company, EDSP67 Participações S.A., a subsidiary of Ipiranga Quimica S.A. On July 04, 2007, the CVM granted the application to waive this PO and, on July 18, 2007, the company’s registration as a quoted company was cancelled.

17. Ipiranga Acquisition (Continued)

After the first phase of the acquisition, in the petrochemical businesses, Petrobras holds 8.94% of the total capital and 27.13% of the voting capital of Ipiranga Química, the paid amount of US$211 (R$429,405 thousand) was recorded as “Investments in non-consolidated companies and other investments”.

In the refinery businesses, Petrobras holds 10.01% of the total capital of RPI, recording the amount of US$1.5 (R$3,013 thousand) as “Investments in non-consolidated companies and other investments” and making a provision for loss in investments in the same amount due to negative stockholders equity.

On May 16, 2007, CADE approved an agreement entitled “Agreement to Preserve Reversibility of Transaction (APRO)” that allows Petrobras to choose a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. The timetable for the performance of the transaction remains unaltered.

With the agreement, the management of the distribution assets purchased by Petrobras will become separate from the management of the assets purchased by Ultrapar.

The manager of the Petrobras distribution assets has been selected from the market and is expected to run the businesses until the final decision on the transaction is made by CADE.

In the distribution business, Petrobras recorded the amount of US$154 (R$ 313,342 thousand), relating to the distribution assets, as an advance in “Other assets”, in long term receivables due to the APRO, awaiting the CADE’s final decision on the transaction .

18. Subsequent Events

a) Special participation in the Marlim field

The Special Participation charge was established by the Brazilian Law on Oil No. 9,478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production and/or profitability from our fields.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums of Special Participation in the Marlim field, in the amount of US$208 (R$400 million) considered due, retroactively to 1998, annulling the earlier Board Resolution of August 16, 2006.

Petrobras is taking legal advice on this issue, not having discarded the possibility of filing a lawsuit to disclose the validity of the procedures adopted by the Company and to protect the interests of its shareholders.

The position of Petrobras’ legal counsel is that the expectation of disbursement of the amounts claimed is remote.

b) Acquisition of Suzano Petroquímica

On August 03, 2007, Petrobras entered into a share purchase agreement to acquire all the shares comprising the share capital of Suzano Petroquímica S.A. (SZPQ), held, directly or indirectly, by the controlling shareholders of Suzano Holding S.A. (SH), for a total price of US$1,090, to be ratified by the Extraordinary General Meeting of the Shareholders of Petrobras to be called opportunely, as stipulated in Article 256 of Law No. 6.404/76.

This transaction is subject to the due diligence process, the conclusion of corporate acts to structure the transaction, all the procedures set forth in the shareholders’ agreements of which SZPQ forms part, and the consent of SZPQ’s creditors to the change in control of the Company by creditors, in the terms of the loan agreements negotiated, among others.

18. Subsequent Events (Continued)

b) Acquisition of Suzano Petroquímica (Continued)

The transaction will be divided into three stages:

a) Purchase of the shares of the indirect shareholders of SZPQ;

b) SZPQ Tag Along Public Offer; and

c) Public Offering to Cancel the S.A. Registration of SZPQ.

Assuming that the Public Offering for Cancellation of Registration has the same terms as the Tag Along Public Offer, the amount to be disbursed in the POs would be US$311, totaling US$1,401 for the purchase of 100% of the shares of SZPQ.

The transaction will be presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense - CADE, Office of Economic Law - SDE, Secretary for Economic Monitoring - SEAE), within the timeframes and in accordance with the procedures specified in legislation in force.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.